Mail Stop 6010

June 27, 2007

Lisa M. Spivack, Esq.
Senior Vice President, General Counsel and Secretary
Universal American Financial Corp.
Six International Drive, Suite 190
Rye Brook, New York 10573

> **Re:** **Universal American Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed June 18, 2007**
> **File No. 333-143822**

Dear Ms. Spivack:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2, page 66

1. We believe your disclosure regarding your plans to issue the various classes of stock covered by this proposal could be improved. Please revise to state the following with respect to each class of stock covered by the proposal (common stock, Series A preferred, Series B preferred, and non-voting common stock):

   - Number of shares currently authorized;
   - Number of shares outstanding;

- Number of shares reserved for issuance, including a list of each purpose for which they are reserved and the amount associated with each purpose; and
- Number of shares that are available for issuance, i.e., neither outstanding nor reserved.

Following the above, you should describe in detail any plans you currently have to issue additional shares in the future, stating the number of shares associated with each such plan to the extent this amount is determinable. Then, so investors know you have listed all plans you currently have, you should affirmatively state that you have no other plans to issue any shares besides the plans that are discussed.

2.   All of the planned uses of the shares to be authorized through this proposal should be disclosed. Please ensure that the following issues are clarified in your revised disclosure:

- We note that "1,952,700 shares of common stock were reserved for issuance upon conversion or transfer of the Series B Preferred Stock and 3,047,300 shares of common stock were reserved for issuance upon conversion or transfer of the Series A Preferred Stock." Please state whether these amounts refer to the Series A and Series B stock issued in the stage 1 agreement only or whether they refer to the total of stages 1 and 2. If they refer only to the stage 1 agreement, please augment the disclosure so that it also states the amount of common shares into which the securities to be issued in the stage 2 agreement will be convertible.
- To the extent possible, please state the approximate number of shares you may be required to issue pursuant to the items listed in the bullet points on pages 66-67.
- We note from page 67 that you are seeking to authorize additional shares, in part, to "provide flexibility for actions we might wish to take, such as paying for acquisitions with our stock, making equity offerings to raise capital, distributing stock splits or stock dividends and granting new awards under employee benefit plans." Please state whether you currently have any plans to issue shares for these purposes. If you do, describe the plans and state the number of shares associated with these plans.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gerald Adler, Esq.
        Dechert LLP
        30 Rockefeller Plaza, 23rd Floor
        New York, NY 10112-2200